Highlights of Consolidated Financial Results
                            for FY2005 Third Quarter
                   (October 1, 2004 through December 31, 2004)

   (All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)

                                                                February 3, 2005

                                                                                       (Billions of yen unless otherwise specified)
----------------------------------------------------------------===========================================------------------------
                                        FY2004 Third Quarter      FY2005 Third Quarter   ---------------       FY2005 Forecast
                                         (Oct. 2003 through        (Oct. 2004 through      % of change        (Apr. 2004 through
                                             Dec. 2003)                Dec. 2004)          from FY2004            Mar. 2005)
                                                                                          Third Quarter
===================================================================================================================================
Vehicle sales                                      1,700                       1,839               8.2%                  7,290
(Thousand units)
-----------------------------------------------------------------------------------------------------------------------------------
Net revenues                                     4,386.0                     4,644.0               5.9%
-----------------------------------------------------------------------------------------------------------------------------------
Operating income                                   401.6                       422.9               5.3%
[Income ratio]                                    [9.2%]                      [9.1%]
-----------------------------------------------------------------------------------------------------------------------------------
Income before income taxes,                        429.7                       447.1
minority interest and equity in                                                                    4.1%
earnings of affiliated companies
[Income ratio]                                    [9.8%]                      [9.6%]
-----------------------------------------------------------------------------------------------------------------------------------
Net income                                         286.4                       296.5               3.5%
[Income ratio]                                    [6.5%]                      [6.4%]
-----------------------------------------------------------------------------------------------------------------------------------
Factors contributing to increases                                    Operating income increased by
and decreases in operating income                                           21.3 billion yen

                                                                   (Increase)
                                                                   Cost reduction efforts          40.0
                                                                   Marketing efforts               30.0

                                                                   (Decrease)
                                                                   Effects of changes in          -10.0
                                                                    exchange rates
                                                                   Increases in expenses, etc     -38.7

-----------------------------------------------------------------------------------------------------------------------------------
Exchange rates                                  (yen)109/US$                 (yen)106/US$
                                                (yen)130/Euro                (yen)137/Euro
-----------------------------------------------------------------------------------------------------------------------------------
Capital investment                                 196.9                        207.4                                  1,060.0
(excluding leased vehicles)
-----------------------------------------------------------------------------------------------------------------------------------
Depreciation expenses                              180.5                        184.1                                    810.0
-----------------------------------------------------------------------------------------------------------------------------------
Performance evaluation                                            Increases in revenues, operating
                                                                 income, income before income taxes,
                                                               minority interest and equity in earnings
                                                                of affiliated companies, and net income
----------------------------------------------------------------===========================================------------------------

Note: Toyota prepares its consolidated financial statements in accordance with accounting principles generally accepted in the United States of America.

Cautionary Statement with Respect to Forward-Looking Statements

         This report contains forward-looking statements that reflect Toyota's plans and expectations. These forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that may cause Toyota's actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. These factors include: (i) changes in economic conditions and market demand affecting, and the competitive environment in, the automotive markets in Japan, North America, Europe and other markets in which Toyota operates; (ii) fluctuations in currency exchange rates, particularly with respect to the value of the Japanese yen, the U.S. dollar, the Euro, the Australian dollar and the British pound; (iii) Toyota's ability to realize production efficiencies and to implement capital expenditures at the levels and times planned by management; (iv) changes in the laws, regulations and government policies in the markets in which Toyota operates that affect Toyota's automotive operations, particularly laws, regulations and policies relating to trade, environmental protection, vehicle emissions, vehicle fuel economy and vehicle safety, as well as changes in laws, regulations and government policies that affect Toyota's other operations, including the outcome of future litigation and other legal proceedings; (v) political instability in the markets in which Toyota operates; (vi) Toyota's ability to timely develop and achieve market acceptance of new products; and (vii) fuel shortages or interruptions in transportation systems, labor strikes, work stoppages or other interruptions to, or difficulties in, the employment of labor in the major markets where Toyota purchases materials, components and supplies for the production of its products or where its products are produced, distributed or sold.

         A discussion of these and other factors which may affect Toyota's actual results, performance, achievements or financial position is contained in Toyota's annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission.